                                                                   EXHIBIT 20.1

                SELECTED PRO FORMA FINANCIAL DATA OF FORD CREDIT
                                  (UNAUDITED)


                                                                                        For the year ended
Consolidated Statement of Income Information                                            December 31, 1995
                                                                                        -----------------
                                                                                           (in millions)
         Total revenue                                                                       $ 13,784.0
         Depreciation on operating leases                                                       5,040.9
         Interest expense                                                                       4,893.2
         Operating expenses including minority
            interest in net income                                                              1,555.7
         Provision for credit losses                                                              437.9
         Equity in net income of affiliated companies                                               3.2
         Provision for income taxes                                                               600.5
         Net income                                                                             1,259.0

Consolidated Balance Sheet Information (at December 31, 1995)

         Cash and cash equivalents                                                           $  1,570.6
         Finance receivables net                                                               61,073.6
         Net investment in operating leases                                                    24,810.8
         Equity in net assets of affiliated companies                                              88.0
         Other assets                                                                           6,430.3
         Total assets                                                                          93,973.3
         Debt                                                                                  78,083.0
         Other liabilities                                                                      8,336.6
         Stockholder's equity                                                                   7,553.7

                                  FORD CREDIT

             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                           PRO FORMA                FORD
                                             FORD           TARIC         ADJUSTMENTS               CREDIT
                                            CREDIT        (SEE NOTE 1)    (SEE NOTE 1)             PRO FORMA
                                         -------------  --------------  ---------------          ------------
                                                                         (in millions)
Revenue
-------
 Financing revenue                           $12,516.4        $     -         $     -              $12,516.4
 Insurance premiums                                  -          310.4               -                  310.4
 Investment and other income                     593.7          284.9            78.6  (2a)            957.2
                                             ---------        -------         -------              ---------

       Total revenue                          13,110.1          595.3            78.6               13,784.0

Expenses
--------
 Depreciation on operating
   leases                                      5,040.9              -               -                5,040.9
 Interest expense                              4,957.2              -           (64.0) (2b)          4,893.2
 Operating expense                               984.2          548.1               -                1,532.3
 Provision for credit losses                     437.9              -               -                  437.9
                                             ---------        -------         -------              ---------

       Total expenses                         11,420.2          548.1           (64.0)              11,904.3

Equity in net income of
 affiliated companies                            255.4              -          (252.2) (2c)              3.2
                                             ---------        -------         -------              ---------

Income before income taxes                     1,945.3           47.2          (109.6)               1,882.9

Provision for income taxes                       535.9           10.4            54.2  (2d)            600.5
                                             ---------        -------         -------              ---------

Income before minority interests               1,409.4           36.8          (163.8)               1,282.4

Minority interest in net income
 of subsidiaries                                  14.2            9.2               -                   23.4
                                             ---------        -------         -------              ---------

       Net income                            $ 1,395.2        $  27.6         $(163.8)             $ 1,259.0
                                             =========        =======         =======              =========

                                  FORD CREDIT

                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

                               DECEMBER 31, 1995


                                                                           PRO FORMA                FORD
                                             FORD           TARIC         ADJUSTMENTS              CREDIT
                                            CREDIT        (SEE NOTE 1)    (SEE NOTE 1)            PRO FORMA
                                         -------------  --------------   ---------------         ------------
                                                                          (in millions)
Assets
------
 Cash and cash equivalents                   $ 1,355.9       $  214.7       $ 1,084.1  (3a)        $ 1,570.6
                                                                             (1,084.1) (3b)
 Finance receivables, net                     61,043.8           29.8               -               61,073.6
 Net investment, operating
   leases                                     24,810.8              -               -               24,810.8
 Equity in net assets of
   affiliated companies                        1,728.0              -        (1,640.0) (3a)             88.0
 Other assets                                  5,628.2          802.1         1,260.0  (3a)          6,430.3
                                                                             (1,260.0) (3d)
                                                                                555.9  (3a)
                                                                               (555.9) (3c)
                                             ---------       --------       ---------              ---------

       Total assets                          $94,566.7       $1,046.6       $(1,640.0)             $93,973.3
                                             =========       ========       ==========             =========


Liabilities and Minority Interests
----------------------------------
 Debt                                        $79,167.1       $      -       $(1,084.1) (3b)        $78,083.0
 Other liabilities                             7,128.7          490.7               -                7,619.4
                                             ---------       --------       ---------              ---------

       Total liabilities                      86,295.8          490.7        (1,084.1)              85,702.4

 Minority interests in net assets
   of subsidiaries                               717.2              -               -                  717.2

Stockholder's Equity
--------------------
 Capital stock                                    25.0            3.0            (3.0)                  25.0
                                                                                (35.9)
 Paid-in surplus                                 917.3           65.0         1,260.0  (3a)            946.4
                                                                             (1,260.0) (3d)
 Unrealized gain on investments
   in securities available for
   sale, net of taxes                             30.9            0.9           (31.5)                   0.3
 Foreign currency translation
   adjustments                                   (63.3)          (3.3)            4.8                  (61.8)
 Earnings retained for use in
   the business                                6,643.8          490.3          (490.3)               6,643.8
                                             ---------       --------       ---------              ---------

       Total stockholder's equity              7,553.7          555.9          (555.9) (3c)          7,553.7
                                             ---------       --------       ---------              ---------

       Total liabilities and
          stockholder's equity               $94,566.7       $1,046.6       $(1,640.0)             $93,973.3
                                             =========       ========       ==========             =========

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. The unaudited selected pro forma financial data and financial statements of Ford Credit for the year ended December 31, 1995 retroactively reflect Ford Holdings, Inc.'s (FHI) redemption of substantially all of Ford Credit's common stock interest in FHI as if such redemption occurred at January 1, 1995 with respect to the unaudited pro forma income statement and at December 31, 1995 with respect to the unaudited pro forma balance sheet.

     The fair value of Ford Credit's common stock interest in FHI is estimated to be approximately $3 billion. It is expected that FHI will redeem substantially all of Ford Credit's common stock interest in FHI by transferring certain consideration to Ford Credit. The pro forma financial statements reflect the transfer of all of FHI's interest in The American Road Insurance Company ("TARIC") at historic cost ($556 million), a promissory note ($1,260 million) issued in favor of Ford Credit, and cash ($1,084 million). TARIC is a wholly owned subsidiary of FHI. The note will bear interest at the three-month LIBOR plus 1/8%.

     The pro forma financial statements reflect TARIC on a fully consolidated basis at historic cost. The cash received in the transaction is assumed to have been used to pay down short-term debt. The note received represents the value received in excess of the book value of Ford Credit's investment in FHI. This note receivable has been reclassified to equity so the transaction will have no effect on equity at December 31, 1995. While there is no material effect on the pro forma balance sheet, pro forma net income decreases $136.2 million. The unaudited pro forma financial statements do not purport to represent what Ford Credit's financial position or results of operations would have been had the transaction in fact occurred on those dates, nor are they necessarily indicative of future operating results or financial position.


  Pro Forma Income Statement Adjustments

2a. Record interest income on the note issued by FHI in favor of Ford Credit. The note earns interest at the three-month LIBOR plus 1/8% ($1,260.0 million X 6.238% or $78.6 million).

2b. Record reduction in interest expense resulting from the use of cash proceeds to pay down short-term debt. The debt liquidated is assumed to be commercial paper which bears interest at 5.9% per annum ($1,084.1 million X 5.9% or $64 million).

2c. Eliminate Ford Credit's equity interest in the 1995 net income of FHI ($252.2 million).

2d. Record federal and state income tax provision associated with entries 2a and 2b. The tax rate assumes a combined rate of 38% (35% federal; 3% state).

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


  Pro Forma Balance Sheet  Adjustments

3a. Record FHI redemption of Ford Credit's common stock interest in FHI as follows:

                                                                                               Debit/(Credit)
                                                                                              ----------------
                                                                                                (in millions)
     Cash                                                                                     $      1,084.1
     Investment in TARIC (at historic cost)                                                            555.9
     Note for excess of fair value of FHI investment over cost                                       1,260.0
     Reduce investment in FHI                                                                       (1,640.0)
     Increase equity for excess of fair value over book value of
         FHI investment                                                                             (1,260.0)

3b. Record use of cash ($1,084.1 million) to pay down short-term commercial paper.

3c. Eliminate Ford Credit's investment in TARIC at December 31, 1995 ($555.9 million).

3d. Reclassify note receivable ($1,260.0 million) for excess of fair value over book as a reduction of equity.